Civista Bancshares, Inc.

100 East Water Street

Sandusky, Ohio 44870

April 18, 2022

VIA EDGAR

David Lin

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Civista Bancshares, Inc.

Registration Statement on Form S-4, As Amended on April 18, 2022

File No. 333-264111

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Civista Bancshares, Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 3:00 p.m., Eastern time, on April 21, 2022, or as soon thereafter as practicable.

Please contact Christian Gonzalez, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (614) 628-6921 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Gonzalez when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Civista Bancshares, Inc.

By:	/s/ Lance A. Morrison

Name:	Lance A. Morrison
Title:	Senior Vice President, General Counsel